[redacted]

02022257

SEC MAIL RECEIVED PROCESSING SECTION
MAY 15 2002
WASH. D.C. 155

SEC... OMMISSION
9

VA 5-22-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 46600

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/31/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wealth Preservation Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, 12th Floor
(No. and Street)

New York (City) NY (State) 10175-1275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Buchanan (212) 809-7171 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name — *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Preservation Associates LLC, as of December 31, ~~19~~ 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2002

[signature]
Notary Public

[signature]
Signature

Financial & Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD FROM NOVEMBER 1, 2001
(INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE PERIOD FROM NOVEMBER 1, 2001 (INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Wealth Preservation Associates, LLC (the "Company") as of December 31, 2001 and the related statements of operations, changes in member's equity and cash flows for the period from November 1, 2001 (inception of operations) to December 31, 2001 that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Preservation Associates, LLC as of December 31, 2001 and the results of its operations and its cash flows for period from November 1, 2001 (inception of operations) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

April 17, 2002
New York, New York

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 10,538,457
Prepaid expenses and other assets	5,800
Property and equipment, net of accumulated depreciation of $5,595	804
	$ 10,545,061
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 164,498
Commissions payable	5,223,081
	5,387,579
Commitments and contingencies (Notes 4 and 5)	
Member's equity	5,157,482
	$ 10,545,061

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 1, 2001 (INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

Revenue	
Life insurance commissions	$ 12,182,458
Interest income	30,794
	12,213,252
Expenses	
Commissions	5,125,858
General and administrative	232,911
Facilities and services (Note 5)	39,526
Dues, fees and assessments	1,866
Depreciation	213
	5,400,374
Net income	$ 6,812,878

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM NOVEMBER 1, 2001 (INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

Net assets contributed by sole member (Note 1)	$ 144,604
Net income, for the period from November 1, 2001 (inception of operations) to December 31, 2001	6,812,878
Member's distributions	(1,800,000)
Balance, December 31, 2001	$ 5,157,482

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 1, 2001 (INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities	
Net income	$ 6,812,878
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	213
Changes in assets and liabilities	
Prepaid expenses and other assets	1,177
Accrued expenses	153,805
Commissions payable	5,125,858
Net cash provided by operating activities	12,093,931
Cash flows from financing activities	
Cash portion of member's contributions (Note 1)	244,526
Member's distributions	(1,800,000)
Net cash used in financing activities	(1,555,474)
Net increase in cash and cash equivalents	10,538,457
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 10,538,457

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Effective November 1, 2001, the Company's sole member contributed all of the net assets related to its variable annuity and life insurance business, including cash and cash equivalents of $244,526, to the Company (Note 1).

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 1, 2001 (INCEPTION OF OPERATIONS) TO DECEMBER 31, 2001

1 *Organization*

Wealth Preservation Associates, LLC (the "Company") was organized under the laws of the State of New York on July 6, 2001 and commenced business operations on November 1, 2001. The Company succeeded to the business of Wealth Preservation Associates, Ltd. ("WPA"), a New York Corporation, by filing an amendment on Form BD with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. Succession by amendment permitted the Company to continue its business efficiently and in an uninterrupted manner. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934.

Effective November 1, 2001, WPA contributed all of the net assets related to its variable annuity and life insurance business, subject to all of its liabilities, in exchange for a 100% member interest in the Company. The fair market value of these net assets was estimated to be $144,604 and consisted principally of cash, other assets, and accrued commissions and expenses.

The principal business activity of the Company is to act as a broker of variable life insurance policies and annuities principally in the United States of America. The Company is a member of the NASD. The Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 Significant accounting policies

Revenue recognition

Revenue, which consists principally of commissions on life insurance premiums, is recognized when earned and no longer subject to renegotiation or refund.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits.

Property and equipment

Property and equipment is stated at cost and is depreciated on the straight-line method over estimated useful lives of five years. Expenditures for maintenance and repairs are charged directly to the appropriate operating accounts at the time the expenses are incurred.

Income taxes

The Company is not subject to federal, state or local income taxes as its operations are included with those of its sole member, WPA, for income tax purposes.

2 Significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2001, the Company had net capital of $5,150,878, which was $4,791,707 in excess of its required minimum net capital of $359,171.

On January 4, 2002, the Company distributed $1,150,000 to its sole shareholder, WPA.

4 Significant transactions

During the period ended December 31, 2001 the Company brokered a series of variable life annuity contracts with a single insurer for which the Company earned commissions of approximately $12,000,000. In connection with these transactions the Company incurred commission expenses of $5,125,850 of which approximately $4,800,000 was payable to the sole shareholder of WPA. The Company does not expect any recurring revenue from this series of transactions.

In March 2002, the Company's former general securities principal filed an arbitration claim against the Company before the NASD claiming a finder's fee of approximately $6 million in relation to the commissions earned by the Company. Management believes that the Company has no liability to its former general securities principal and intends to vigorously defend the claim. As of December 31, 2001 the Company has not accrued any amounts related to this claim.

5 Related party

During 1999, WPA entered into a facilities and services agreement with Kornreich NIA ("Kornreich"), an entity in which the sole shareholder of WPA is a principal. The facilities and services agreement was assigned to the Company as successor to the business of WPA. Under the terms of the agreement, the Company occupies office space and utilizes personnel of Kornreich. Kornreich also acts as common paymaster for the Company for certain transactions. Under the terms of this agreement, the Company incurred $39,256 of facilities and services expenses for the period from November 1, 2001 to December 31, 2001. Amounts payable to Kornreich at December 31, 2001 were $45,219. Either party upon notice may cancel the agreement at will.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Wealth Preservation Associates, LLC as of December 31, 2001 and for the period from November 1, 2001 (inception of operations) to December 31, 2001, and have issued our report thereon dated April 17, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company

April 17, 2002
New York, New York

WEALTH PRESERVATION ASSOCIATES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total member's equity		$ 5,157,482
Less non-allowable assets		
Prepaid expenses and other assets	5,800	
Property and equipment, net	804	
		6,604
Net capital		$ 5,150,878
Minimum net capital required at 6.67%		$ 359,171
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 4,791,707
Excess net capital at 1000%		$ 4,612,120

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 5,387,579
Ratio of aggregate indebtedness to net capital	1.05:1

There were no material differences between the above calculation of net capital as reported in the company's Part II A of the FOCUS report, as amended.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Wealth Preservation Associates, LLC (the "Company") as of December 31, 2001 and for the period from November 1, 2001 (inception of operations) to December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures (including tests of compliance with such practice and procedures) referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal

Hays & Company LLP

To the Member of
Wealth Preservation Associates, LLC

control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company

April 17, 2002
New York, New York